NOBLE HOUSE ENTERTAINMENT INC.

47 AVENUE ROAD, SUITE 200, TORONTO, ON M5R 2G3

PHONE: 416-860-0211 • FAX: 416-361-6228

VIA EDGAR SYSTEM

April 26, 2006

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Re:

SEC Comment Letter dated April 10, 2006 on Form 20-F for the year ended June 30, 2005

Commission File No. 000-50492

Dear Ms. Cvrkel:

We are writing in response to the Staff's comments in its third letter to us dated April 10, 2006. Our responses herein follow the order of the comments raised in the April 10, 2006 letter.

1.

Statement of Shareholders' Equity, Question 1.

The Staff has requested further information regarding the basis of determining $0.05 per share as the fair value of our common stock.

RESPONSE:  In early 2004, our prior stock transactions were all with related parties. We had no trading history and no market for our shares. As a result, the only external information available to value the company (and thus its shares) was its potential value as a “clean public shell’. Based on our informal canvassing of the market, we reasonably believed this value to be between  $250,000 and $500,000.

At the time of the two related party transactions in early 2004 (and prior to exercise of the warrants), We had approximately 6 million outstanding shares. Applying the company’s minimum value computed above, we computed a per share value of approximately $0.05. Our directors considered this analysis to be the reliable basis to define the fair value of our common stock at the time and concluded that this value should prevail until other factors developed to influence this valuation.

The Staff also requested details of the fair value of the 1.5 million warrants, if any at the time of modification of their exercise price from $0.25 to $0.05:

For the reasons explained above, the management concluded that there was no intrinsic value attached to warrants under Canadian and US GAAP. Besides, absence of any market and trading history for our shares made it impossible to arrive at any reliable fair value.

2.

Note 4 Investment in Film and Television Programs Question 2.

The Staff has asked for further information relating to cash flow details of each title:

a.

Analysis showing estimated cash flows for each title as per paragraph 7 of SFAS No. 144

RESPONSE: Exhibit 1 to our response letter dated April 6, 2006 did in fact provide production, revenue and net profit projections by each title. We prepared these projections on a cash basis, with our projected net profit representing our projected net cash in-flows. This is the analysis of undiscounted cash flows we used in determining whether an impairment of our long-lived assets existed under paragraph 7 of SFAS No. 144.

We did not prepare cash flow projections for one case, the title “On the Run” because we plan no film development in the near future from this title and have fully written off the related carrying amount. In two other cases, we reduced the carrying amounts by the estimated costs of script changes our management believed were required to generate the estimated cash flow

b.

Related assumptions used in developing the cash flows

RESPONSE:

Based on industry knowledge, experience and expertise, our management has established the production budget estimates as well as potential revenues for each of the scripts based on a Low, Medium and High projection. We determined the budget for the individual projects taking a completed script and breaking down individual elements -- character/actor, locations/set, service/production requirements.  Based on these elements, we built a budget to estimate  the cost to produce each film.

At this point, we have not obtained quotations from third parties for the elements of our budgets. This is because many budget elements are variable right up until we actually enter production on the film.  These variable elements include talent costs, crew labour rates, equipment rental and post-production service costs. Generally, we expect to negotiate a reduction against budget in the costs for variable elements. Thus, we view our estimated production budget as a high estimate.

We determined our projections of revenue after distribution commission, by comparing the actual experience of our management and consultants prior to their work with us with reports from various sales agencies that work, and have worked, with them. We built our low, medium and high revenue models form the bottom up based on estimated revenues by individual territory sales throughout the world.

We believe that our Low, Medium and High projections account for both the variable quality of the final product and the general performance of the entertainment industry.

A.

Actual and estimated date of production of film by each title

RESPONSE:

We have provided this information in the revised valuation chart, which is supplementally attached hereto as Exhibit 1.

3.

Form 6-K filed February 24, 2006  Question 3.

The Staff has asked us to provide information regarding our valuation of warrants, significant assumptions and amount of expense that will be recognized on the reduction of the exercise price.

RESPONSE:

(a)

Fair Value of Warrants upon reduction of exercise price and extension of  the expiry date:.

We calculated the fair value of warrant at US$.38 using Black-Scholes model and based on the following assumptions:

Strike price:

US$0.50

Share Price:

US$0.45 (closing market price of our common share on January 18, 2006)

Time to expire

1,046 days (from January 18, 2006 to November 30, 2008)

Volatility;

170%

Expected dividend Yield

None

Annual Interest Rate:

5%

(b)

The amount of expense that will be recognized for US and Canadian GAAP purposes:

Based on the valuation of US$0.38, the amount of expense that we will recognize in our third quarter results is approximately US$1.3 million.

Please call me at 416-929-1806 or our counsel, Pamela A. Curran of Messerli & Kramer P.A. at 612-672-3765, with any questions regarding this letter.

Sincerely,

Sd:  Kam Shah

Noble House Entertainment Inc.

By: Kam Shah, Chief Financial Officer

cc:

Clare Erlanger, Division of Corporate Finance

Pamela A. Curran, Esq., Messerli & Kramer P.A.